August 1, 2024

Gavin B. Brandon
Chief Financial Officer
Orion Office REIT Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

       Re: Orion Office REIT Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Response dated July 19, 2024
           File No. 001-40873
Dear Gavin B. Brandon:

       We have reviewed your July 19, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to a comment in our July 12, 2024 letter.

Form 10-K for the year ended December 31, 2023
Item 2. Properties, page 25

1. We acknowledge your response to prior comment 1. Please tell us, and in future filings, please disclose, whether the Class B and Class C properties are concentrated either geographically or by building type (e.g., traditional office).
       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
 August 1, 2024
Page 2

                 Office of Real Estate & Construction